UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	12 September 2024 - “Haleon plc: EMTN bond offering”

99.1

Haleon plc: EMTN bond offering

12 September 2024: Haleon plc (the "Company" or “Haleon”) (LSE/NYSE: HLN) today announces that, on 11 September 2024, its wholly-owned subsidiary, Haleon UK Capital plc, successfully priced two notes under its Euro Medium Term Note (“EMTN”) programme (the “Offering”). The Offering is expected to close on 18 September 2024, subject to customary closing conditions.

The Offering consisted of the following notes, issued by Haleon UK Capital plc and fully and unconditionally guaranteed by the Company:

●
€750,000,000 of fixed rate notes with a coupon of 2.875% maturing on 18 September 2028; and

●
£300,000,000 of fixed rate notes with a coupon of 4.625% maturing on 18 September 2033 (together, the “Notes”)

The Company expects to use the net proceeds of the Offering for general corporate purposes including partial repayment of the $1.75bn bond maturing in March 2025.

Barclays, Bank of America, BNP Paribas and JP Morgan acted as joint book-running managers on the transaction.

The Notes will be issued under Haleon UK Capital plc’s and Haleon Netherlands Capital B.V.’s £10,000,000,000 EMTN programme and admitted to trading on the International Securities Market of the London Stock Exchange.

The Notes have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy the Notes described herein, nor shall there be any sale of these Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Amanda Mellor
Company Secretary

Enquiries

Investors		Media
Sonya Ghobrial	+44 7392 784784	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Gemma Thomas	+44 7985 175048
Emma White	+44 7823 523562
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: September 12, 2024	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary